UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

10027054

OMB APPROVAL
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SEC FILE NUMBER
8- 17737

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2009 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hazlett, Burt & Watson, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1300 Chapline Street
(no. and Street)

Wheeling (City) **WV** (State) **26003** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy M. Bidwell **(304) 233-3312**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Crowe Horwath LLP
(Name - *if individual, state last, first, middle name*)

10 West Broad Street (Address) **Columbus** (City) **OH** (State) **43215-3454** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

1. Timothy M. Bidwell swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hazlett, Burt & Watson, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

OFFICIAL SEAL
NOTARY PUBLIC
OF WEST VIRGINIA
L WEISENBORN
RT & WATSON, INC.
Chapline Street
eeling, WV 26003
My Commission Expires February 18, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ **(a) Facing Page.**
- ☑ **(b) Statement of Financial Condition.**
- ☑ **(c) Statement of Income (Loss).**
- ☐ **(d) Statement of changes in Financial Condition.**
- ☑ **(e) Statement of Changes in Stockholders' Equity or Partner's or Sole Proprietors' Capital.**
- ☐ **(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.**
- ☑ **(g) Computation of Net Capital.**
- ☑ **(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.**
- ☑ **(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.**
- ☐ **(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.**
- ☐ **(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.**
- ☑ **(l) An Oath or Affirmation.**
- ☑ **(m) A copy of the SIPC Supplemental Report.**
- ☐ **(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.**

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a(5(e)(3).***

Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors of
Hazlett, Burt & Watson, Inc.
Wheeling, West Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Hazlett, Burt & Watson, Inc. ("the Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist the Company and the other specified parties in evaluating the Company's application of the instructions to Form SIPC-7T. The Company's management is responsible for its Form SIPC-7T. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Company's audited financial statements included in the Company's Form X-17A-5 for the year ended December 31, 2009, less revenue reported on the Company's FOCUS reports on file for the period from January 1, 2009 to March 31, 2009, with amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting a $3 difference;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Form SIPC-7T or its items. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
February 18, 2009

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017737 FINRA DEC
HAZLETT BURT & WATSON INC 11*11
1300 CHAPLINE ST STE 102
WHEELING WV 26003-3337

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8,413.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (3,097.00)

7/29/09
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 5,316.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,316.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,316.00

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hazlett Burt & Watson, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP - Compliance
(Title)

Dated the 24 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,833,543
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	124,515
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	422,987
Total additions	547,502
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	921,461
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	162,657
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	848,017
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	35,045
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	22,500
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 26,333	
Enter the greater of line (i) or (ii)	26,333
Total deductions	2,016,013
2d. SIPC Net Operating Revenues	$ 3,365,032
2e. General Assessment @ .0025	$ 8,413

(to page 1 but not less than $150 minimum)

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

FINANCIAL STATEMENTS
December 31, 2009 and 2008

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

FINANCIAL STATEMENTS
December 31, 2009 and 2008

CONTENTS

REPORT OF INDEPENDENT AUDITORS 1

FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL CONDITION 2

STATEMENTS OF OPERATIONS 3

STATEMENTS OF CHANGES IN EQUITY 4

STATEMENTS OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934.......... 14

STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934.......... 15

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 16

Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Hazlett, Burt & Watson, Inc.
Wheeling, West Virginia

We have audited the accompanying balance sheet of Hazlett, Burt & Watson, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, comprehensive income, changes in equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company as of and for the year ended December 31, 2008, were audited by other auditors whose report dated February 25, 2009, expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 financial statements referred to above present fairly, in all material respects, the financial position of Hazlett, Burt & Watson, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The supplementary information contained on pages 13-15 is presented for the purposes of additional analysis and is not a required part of the basic 2009 financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP
Crowe Horwath LLP

Columbus, Ohio
February 18, 2010

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

		2009		2008
ASSETS				
Cash and cash equivalents	$	290,696	$	1,464,043
Deposits with clearing organizations		95,000		95,000
Due from clearing firm		106,313		131,820
Firm trading account, at fair value		360,579		973,978
Firm investment account:				
Marketable, at fair value		1,653,758		2,583,382
Not readily marketable, at estimated fair value		23,290		100,355
Receivable from officers and employees		93,418		84,645
Due from affiliates		2,436,136		638,614
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $363,330 and $327,846, respectively		92,553		106,736
Real estate and improvements at cost, less accumulated depreciation of $104,472 and $82,814, respectively		204,445		208,721
Other assets		743,253		598,166
	$	6,099,441	$	6,985,459
LIABILITIES				
Short term borrowings	$	239,568	$	-
Accounts payable and accrued liabilities		641,707		826,387
		881,275		826,387
SHAREHOLDER'S EQUITY				
Capital stock, $1.6667 par value, 250,000 shares authorized; 205,500 shares issued; 203,500 shares outstanding		339,173		339,173
Less - Treasury stock, 2,000 shares at cost		(3,333)		(3,333)
Capital in excess of par value		400,754		400,754
Retained earnings		4,481,572		5,422,478
		5,218,166		6,159,072
	$	6,099,411	$	6,985,459

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2009 and 2008

	2009	2008
REVENUES		
Commissions on security transactions	$ 829,155	$ 803,928
Investment advisory revenues	2,463,922	2,510,845
Realized gains on firm trading and investments, net	1,466,926	1,798,415
Unrealized losses on firm trading and investments, net	(1,099,068)	(2,704,564)
Insurance and annuities	534,853	645,027
Interest and dividends	135,285	187,903
Miscellaneous fees and other income	817,060	1,167,488
	5,148,133	4,409,042
EXPENSES		
Employee compensation and benefits	2,066,558	2,342,337
Commissions	2,245,526	2,206,192
Communications and data processing	181,305	186,942
Interest	2,861	2,069
Rent and maintenance	156,114	149,942
Depreciation	58,050	51,911
General, administrative and other expenses	628,625	742,639
	5,339,039	5,682,032
Net income (loss)	$ (190,906)	$ (1,272,990)
Earnings per share based upon net income (loss)	$ (0.94)	$ (6.26)

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CHANGES IN EQUITY
Years ended December 31, 2009 and 2008

	Capital Stock		Capital in Excess of	Retained	Treasury Stock	
	Shares	Dollars	Par Value	Earnings	Shares	Dollars
Balance at January 1, 2008	203,500	$ 339,[illegible]73	$ 400,754	$7,838,468	2,000	$ (3,333)
Net loss	-	-	-	(1,272,990)	-	-
Cash distribution to shareholder	-	-	-	(1,143,000)	-	-
Balance at December 31, 2008	203,500	339,[illegible]73	400,754	5,422,478	2,000	(3,333)
Net loss	-	-	-	(190,906)	-	-
Cash distribution to shareholder	-	-	-	(750,000)	-	-
Balance at December 31, 2009	203,500	$ 339,[illegible]73	$ 400,754	$4,481,572	2,000	$ (3,333)

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2009 and 2008

		2009		2008
Cash flows from operating activities				
Net loss	$	(190,906)	$	(1,272,990)
Depreciation		58,050		51,911
Loss on disposal of fixed asset		720		2,935
Change in assets and liabilities:				
Deposits with clearing organizations and others		-		125,721
Due from clearing organizations		25,507		(35,133)
Due from affiliates		(1,797,522)		(635,439)
Trading securities		613,399		(140,734)
Investment securities, net		1,006,689		2,897,661
Receivable from officers and employees		(8,773)		(84,458)
Other assets		(145,087)		153,634
Accounts payable and accrued liabilities		(74,680)		(227,726)
Net cash (used) provided by operating activities		(622,603)		835,382
Cash flows from investing activities				
Capital expenditures		(40,312)		(57,360)
Net cash used by investing activities		(40,312)		(57,360)
Cash flows from financing activities				
Cash distributions to shareholder		(750,000)		(1,143,000)
Increase in short-term borrowings		239,568		-
Net cash used by financing activities		(510,432)		(1,143,000)
Net decrease in cash and cash equivalents		(1,173,347)		(364,978)
Cash and cash equivalents at beginning of year		1,464,043		1,829,021
Cash and cash equivalents at end of year	$	290,696	$	1,464,043

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Hazlett, Burt & Watson, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). In May 2006, the Company formed Security Capital Management ("SCM"). This division of the Company is registered with the SEC as an Investment Advisor. SCM provides investment management services under an investment advisor model. The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

The Company is a fully-disclosed introducing broker. The Company has contracted with National Financial Services ("NFS") to execute and clear all customer trades, as well as for the purpose of carrying the securities positions of the customers, along with any corresponding margin balances. Per the agreement with NFS, the Company does not reflect any receivables or liabilities for customer accounts in its financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements: The accompanying financial statements of the Company include the accounts of the Company and its wholly-owned subsidiary, SCM. All significant intercompany transactions and balances have been eliminated.

Cash and cash equivalents: Cash and cash equivalents include cash and deposits with other financial institutions with maturities fewer than 90 days.

Security Transaction Accounting: Firm securities transactions affected in the firm investment account are recorded on a trade date basis. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions and related commission revenue and expense are recorded on a trade date basis as well.

Firm Trading and Investment Accounts: Financial instruments are recorded at fair value. Changes in fair value on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

Investment advisory fees: Investments advisory fees are recorded on an accrual basis. These fees are based on the account value as of the end of each quarter.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation: Depreciation on real estate and improvements, furniture, equipment and leasehold improvements is provided using various methods over their estimated useful lives of five to thirty-nine years.

Income Tax: The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to the shareholder. (See Note 10)

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There was no effect to the company upon adopting this new guidance.

The Company is subject to income tax of the state of West Virginia. The Company is no longer subject to examination by taxing authorities for years before 2006.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events: The Company has evaluated subsequent events for recognition and disclosure through February 18, 2010, which is the date the financial statements were available to be issued.

Reclassifications: Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform to the presentation in the current-year financial statements.

Adoption of New Accounting Standards: In June 2009, the FASB replaced *The Hierarchy of Generally Accepted Accounting Principles*, with the *FASB Accounting Standards Codification* ™ ("The Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

(Continued)

NOTE 3 - EARNINGS PER SHARE

Earnings per share are calculated based upon the weighted average number of shares issued and outstanding during 2009 and 2008. The weighted average number of shares for the year ended 2009 was 203,500. There are no common stock equivalents.

NOTE 4 - LEASE COMMITMENTS

The Company leases office facilities and equipment under noncancelable leases which expire at different dates from 2010 through 2013. Certain existing leases contain renewal options. Minimal lease payments under these operating leases are as follows:

2010	$ 52,567
2011	26,366
2012	21,286
2013	8,869
	$ 109,088

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At December 31, 2009, the Company had net capital of $1,783,567, which was $1,533,567 in excess of its required minimum net capital of $250,000. At December 31, 2008, the Company had net capital of $4,139,661, which was $3,889,661 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 39% and 20% at December 31, 2009 and 2008, respectively.

NOTE 6 - EMPLOYEE BENEFITS

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution was $85,820 for 2009 and $91,251 for 2008, and is included in the Company's total contribution. The Company's total contribution was $129,684 for 2009 and $296,868 for 2008.

(Continued)

NOTE 7 - SHORT-TERM BORROWINGS

The Company maintains a credit facility with Wesbanco Bank. The facility permits the Company to borrow amounts up to $200,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to a minimum of 4% at December 31, 2009. This credit facility expires on April 30, 2019. There were no borrowings outstanding on this credit facility at December 31, 2009 and 2008.

The Company maintains its proprietary trading accounts with its clearing broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $75,000 at December 31, 2009 and 2008, as well as all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreements. The accounts bear interest at a rate 4.25% percent at December 31, 2009. Interest expense related to these accounts was $137 and $0 for the years ended December 31, 2009 and 2008. The Company did not have any borrowing at any time during 2008. The Company had $239,568 of related short term borrowings outstanding under these agreements at December 31, 2009.

NOTE 8 - FIRM TRADING AND INVESTMENT ACCOUNTS

The statements of financial condition reflect the fair value of marketable securities and not readily marketable securities in the firm trading and investment accounts. The related cost and fair value are as follows as of December 31:

	2009		2008	
	Firm Trading	Investment	Firm Trading	Investment
Cost	$ 411,212	$ 667,588	$ 843,002	$ 756,818
Fair Value	360,579	1,677,048	973,978	2,683,737
Difference	$ (50,633)	$ 1,009,460	$ 130,976	$ 1,926,919

(Continued)

NOTE 9 - FAIR VALUE

Fair Value Measurements (ASC 820-10) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

Fair Value Measurements on a Recurring Basis
As of December 31, 2009

	Level 1	Level 2	Level 3	Carrying Value
Firm trading account:				
State and municipal debt	$ -	$ 62,179	$ -	$ 62,179
Equities	123,400	175,000	-	298,400
Firm investment account:				
Equities	1,653,758	-	23,290	1,677,048
	$ 1,777,158	$ 237,179	$ 23,290	$ 2,037,627

(Continued)

NOTE 9 - FAIR VALUE (Continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2008

	Level 1	Level 2	Level 3	Carrying Value
Firm trading account:				
U.S. government and agency	$ 20	$ -	$ -	$ 20
Corporate and other debt	1,010	-	-	1,010
State and municipal debt	149,908	-	-	149,908
Equities	573,040	250,000	-	823,040
Firm investment account:				
Corporate and other debt	-	-	60,000	60,000
Equities	2,583,382	-	40,355	2,623,737
	$ 3,307,360	$ 250,000	$ 100,355	$ 3,657,715

	Investment Securities Trading
Balance of recurring Level 3 assets at January 1, 2009	$ 100,355
Total gains or losses included in earnings - realized	416
Purchases, sales, issuances and settlements, net	(77,481)
Transfers in and/or out of Level 3	-
Balance of recurring Level 3 assets at December 31, 2009	$ 23,290

NOTE 10 - RELATED PARTY TRANSACTIONS

During 1999, a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Company. Security National Trust Company is a national nondepository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Company are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. advances funds to HB&W, Inc. as needed on an interest free basis. This amount is payable on demand. As of December 31, 2009 and 2008, Hazlett, Burt & Watson, Inc. is owed $2,433,519 and $636,375 from HB&W, Inc.

In addition, Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services at cost and leases office space to Security National Trust Company in the Wheeling, West Virginia office. The terms of the lease require Security National Trust Company to pay $31,500 per year for the period January 1, 2010 through December 31, 2014. As of December 31, 2009 and 2008, Hazlett, Burt & Watson, Inc. is owed $2,617 and $2,239 from Security National Trust Company.

(Continued)

NOTE 10 - RELATED PARTY TRANSACTIONS (Continued)

Security National Trust Company acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of its employees. Security National Trust Company charges the standard and customary fees for providing these services.

Security National Trust Company maintains a line of credit at Hazlett, Burt & Watson, Inc. in the amount of $500,000. As of December 31, 2009 and 2008, Security National Trust Company had not drawn on the available credit. This line of credit is unsecured, is payable on demand and carries an interest rate of prime less 1%.

NOTE 11 - CONCENTRATIONS OF CREDIT RISK

The clearing and depository operations for the Company's securities transactions are performed by its clearing firm pursuant to a clearance agreement. At December 31, 2009 and 2008, all of the securities owned, which are presented on the accompanying Statement of Financial Condition, are held by the clearing firm, who is the custodian. The clearing firm is a member of a nationally recognized exchange. Included on the balance sheet at December 31, 2009 and 2008, the Company has $118,067 and $1,253,346 included in cash and cash equivalents; $75,000 and $75,000 included in deposits with clearing organizations; and $106,313 and $131,820 as a receivable from clearing firm. The Company consistently monitors the credit worthiness of the clearing firm to mitigate the Company's exposure to credit risk.

The Company currently maintains operations in Wheeling and Vienna, West Virginia and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the normal course of its business, the Company is contingently liable to its clearing brokers/dealers for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer.

(Continued)

NOTE 12 - DEPOSITS WITH CLEARING ORGANIZATIONS

Included in the statements of financial condition in the line titled, "Deposits with Clearing Organizations" are deposits with clearing organizations in the amount of $95,000, consisting of $92,917 in cash and $2,083 in preferred stock, as of December 31, 2009 and 2008.

NOTE 13 - COMMITMENTS

As of December 31, 2004 the Company had entered into employment agreements with certain employees. The agreements expire on December 31, 2009 and automatically renew for an additional one year period at the end of each year. In the event employment is terminated (other than voluntarily by the employee or by the Company for cause in all agreements or upon disability in one of the agreements), the Company is committed to pay various benefits, including monthly severance of not more than $35,000 per month. The benefits are to be paid from the date of termination over varying lengths of time in accordance with the terms of each agreement.

NOTE 14 - RISKS AND UNCERTAINTIES

The Company has significant investments in various securities. Investments in these securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Financial Condition.

HAZLETT, BURT & WATSON, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2009

NET CAPITAL		
TOTAL SHAREHOLDER'S EQUITY	$	5,218,166
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets:		
Receivables from non-customers		20,000
Securities owned not readily marketable		23,290
Investment in and receivable from affiliate		2,436,136
Furniture, equipment, leasehold improvements, and real estate		296,998
Prepaid expenses and other assets		204,262
Other deductions and/or charges		5,000
Total non-allowable assets		2,985,686
Net capital before haircuts on security positions		2,232,460
HAIRCUTS ON SECURITIES		
Trading and investment securities:		
State and municipal obligations		4,120
Corporate obligations		301,573
Stocks and warrants		143,220
Total haircuts		448,913
NET CAPITAL	$	1,783,567
AGGREGATE INDEBTEDNESS		
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	697,185
Total aggregate indebtedness	$	697,185
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $250,000 minimum)	$	250,000
EXCESS NET CAPITAL	$	1,533,567
EXCESS NET CAPITAL AT 1000% (net capital in excess of 120% of minimum net capital required)	$	1,453,286
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		39%

Note: The above computation does not differ materially from the computation of net capital pursuant to Rule 15c3-1 included in Part II of the amended FOCUS Report filed by the Company as of December 31, 2009.

Hazlett, Burt & Watson, Inc. is exempt under Rule 15c3-3-k(2)(ii) from the requirement to make computations for the determination of reserve requirements for the exclusive benefit of customers.

Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Hazlett, Burt & Watson, Inc.
Wheeling, West Virginia

In planning and performing our audit of the financial statements of Hazlett, Burt & Watson, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

(Continued)

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
February 18, 2010